Putnam Emerging Markets Income Fund
5/31/13 Semi Annual

Because the electronic format for filing Form NSAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

72DD1 (000s omitted)
Class A	30
Class B	*
Class C 1
Class M	*

* Represents less than 1,000

72DD2 (000s omitted)

Class Y	1

73A1
Class A	0.030
Class B	0.024
Class C	0.022
Class M	0.027

73A2

Class Y	0.034

74U1 (000s omitted)

Class A	1,007
Class B	2
Class C	28
Class M	2

74U2 (000s omitted)

Class Y	27

74V1

Class A	9.67
Class B	9.66
Class C	9.66
Class M	9.67

74V2

Class Y	9.67

Item 61

Additional Information About Minimum Required Investment

Shareholders can open a fund account with as little as $500 and make subsequent investments in any amount. The minimum investment is waived if you make regular investments weekly, semi monthly, or monthly through automatic deductions through your bank checking or savings account. Currently, Putnam is waiving the minimum, but reserves the right to reject initial investments under the minimum.


Item 85B

Additional Information About Errors and Omissions Policy

While no claims with respect to the Registrant/Series were filed under such policy during the period, requests under such policy for reimbursement of legal expenses and costs arising out of claims of market timing activity in the Putnam Funds have been submitted by the investment manager of the Registrant/Series.

72U

The figure entered in response to this question is the amortization of offering costs expense for the period.